SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 20, 2003



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                              Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___
                                    --



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                            Yes___ No   X_
                                                       -----

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. English version of the press release of the Company dated May 12, 2003, announcing its financial results for the first quarter ended March 31, 2003.

2. First quarter results of the Company for the period ended March 31, 2003

3. English version of the resolutions taken by the Shareholders Meeting of the Company held on April 15, 2003
                                                              www.koandina.com

                           Embotelladora Andina S.A.

For immediate distribution
--------------------------

Contacts in Santiago, Chile                   Contact in New York, U.S.A.
Embotelladora Andina S.A.                     I-Advize Corporate Communications
Pedro Pellegrini, Corporate Affairs Officer   Maria Barona/Melanie Carpenter
Sofia Chellew, Head of Investor Relations     212-406-3690
(56-2) 338-0520                               E-Mail: andina@i-advize.com
E-Mail: inv.rel@koandina.com

                     Embotelladora Andina S.A. Announces
                     -----------------------------------
                      Results for the First Quarter 2003
                      ----------------------------------

Highlights

     o Consolidated volume grew 3% during the quarter, totaling 88 million unit cases.

     o Argentina has achieved important recoveries in volumes, increasing 10% during the quarter when compared to last year.

     o In Chile, the new returnable 2.5 lt. format extended its presence to a larger number of clients.

     o In spite of the devaluations of local currencies in the three countries with respect to the previous year, we obtained a solid Operating Cash Flow of US$ 27 million for the period.

(Santiago-Chile, May 12, 2003) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today a summary of its financial results for the first quarter ended March 31, 2003, which will subsequently be filed in full with the Securities Exchange Commission. (6-K)

       Comments from our Chief Executive Officer, Mr. Jaime Garcia R.
       --------------------------------------------------------------

"In a tough environment, we have been proactive in strengthening our business and were even able to achieve improved efficiencies in Chile and Argentina during the period. We are also optimistic regarding our operations' solid cash generation ability for the rest of 2003."

--------------------------------------------------------------------------
                             CONSOLIDATED SUMMARY
--------------------------------------------------------------------------


1st Quarter 2003 vs. 1st Quarter 2002

Sales volume grew 3%, lead by the growth of Argentina's soft drink operation.

Although in recent months we have seen a more stable environment for currencies in the region, year-over-year the three countries in which we operate continue facing significant devaluations. Thus, during the first quarter we experienced an average devaluation with respect to the first quarter of 2002 of 11% in Chile, 48% in Brazil and 37% in Argentina. These continued affecting our dollar denominated costs, which we have handled through pricing strategies, changes in the costs structure and improved efficiencies in fixed costs.

Despite this, profitability was only slightly affected with an Operating Margin of 9.5% amounting to US$13.5 million, which represents a decrease of 10%.

Also, Consolidated EBITDA amounted to US$27 million, with an EBITDA Margin of 18.9%.

EBITDA 1Q03 (US$ 27 million)

Chile 69%
Argentina 20%           [GRAPHIC OMITTED]
Brazil 11%

--------------------------------------------------------------------------
                              SUMMARY BY COUNTRY
--------------------------------------------------------------------------

                                     Chile

First Quarter 2003 vs. First Quarter 2002

The weak growth in Chile, particularly a decrease in supermarket sales within the franchise (5% compared to last year) affected soft drinks sales volume growth during the quarter, which totaled 26 million unit cases (a 1% decrease).

In spite of the above and thanks to our marketing efforts, Andina's market share has recovered since December 2002. Among the most important launches was the success of the returnable 2.5 lt. format for the Coca-Cola flavor (launched towards the end of the fourth quarter of 2002), which during the first quarter of 2003 was extended to traditional clients, while during the month of March we also launched Coca-Cola light in this format. Additionally, we launched Coca-Cola "Express" (237 cc. returnable bottle) during the month of January, at a price of Ch$100 in the traditional channel, which was well-received by our consumers. This format alone represented 2% of March's sales volume.

Also, despite a lower average revenue per case and a greater bottle depreciation (due to the new formats), we obtained important savings in raw material costs, including sugar and non-returnable bottles; this, along with lower labor costs, allowed us to achieve an operating margin of 22.5% (improvement of 70 basis points in comparison with the previous year).

Similarly, EBITDA reached US$ 19.3 million, with an EBITDA margin of 28.9%, which reflects an improvement of 80 basis points when compared to the same period of the previous year.


                                    Brazil

First Quarter 2003 vs. First Quarter 2002

Volume grew 2% versus the previous year, in spite of increased taxes imposed by the new government and Company driven price increases (which in nominal local currency amounted to 12.5%).

The Real has devalued 48% in comparison with the same period of the previous year, exerting pressure on dollar denominated costs and on consolidated results. The inflation adjustments in wages also had a negative impact, resulting in a loss of US$ 2.1 million, at the operating level.

EBITDA reached US$ 3.0 million, with an EBITDA Margin of 6.6%.

The Company expects better conditions during the rest of the year for raw material prices, as well as a more stable exchange rate; which should benefit the operations throughout the year.

                                   Argentina

First Quarter 2003 vs. First Quarter 2002

Sales Volume amounted to 20.9 million unit cases, reflecting an increase of 10% with respect to the previous year. This important volume recovery is the result of a more favorable environment and superior market execution, whereby we are offering our consumers returnable products at more affordable prices. Thus, during the quarter, returnable formats represented 40% of volume (versus 24% the previous year).

The greater revenue (prices grew 37%) and a more efficient cost structure (as a result of the effective organizational restructuring conducted last year) offset the effects of the 37% average devaluation of the Argentine peso versus the same period of the previous year.

Thus, Operating Income reached US$ 1.5 million in comparison with the US$ 0.2 million the previous year and operating margin amounted to 4.8% (versus 0.7% in the first quarter of 2002).

EBITDA reached US$ 5.5 million, reflecting a 19% increase and EBITDA Margin amounted to 18.2%, 210 basis points higher than the previous year.

--------------------------------------------------------------------------
                             NON-OPERATING RESULTS
--------------------------------------------------------------------------


First Quarter 2003 vs. First Quarter 2002

Non-Operating Results represented a loss of US$ 1.0 million versus an income of US$ 9.2 million during the first quarter last year, which is explained mainly by the one-time profit generated by the sale of shares that the Company held in Kaiser.

Thus, Net Income for the period reached US$ 10.5 million, 53% lower than the previous year.

As of March 31, 2003, the Company held financial assets for a total amount of US$ 342 million. These represent investments mainly in deposits and corporate bonds. 95% of the total financial investments are held in US-dollar denominated papers. On the other hand, the total debt of the Company reached US$ 289 million, at an average annual coupon rate of 6.4% on the US dollar debt, and at an average real coupon rate of 6.2% on the Chilean peso-denominated debt. Consequently, the Company holds a net cash position of US$ 53 million.


Additional Information
----------------------

     This release may contain forward-looking statements reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP (In millions of constant 03/31/2003 Chilean Pesos, except per share)


                                                 ----------------------------------------------------------------
                                                                          3/31/2003
                                                 ----------------------------------------------------------------
                                                    Chilean         Brazilian        Argentine     Total (2)
                                                  Operations       Operations       Operations
-----------------------------------------------------------------------------------------------------------------

VOLUME TOTAL BEVERAGES (Million UC)                       31.1             36.0             20.9        88.0
  Soft Drink                                              25.9             34.4             20.4        80.7
  Mineral Water                                            2.8              0.7              0.4         4.0
  Juices                                                   2.4              0.2              0.0         2.6
  Beer                                                      NA              0.7               NA         0.7

NET SALES                                               48,850           33,329           22,092     104,271
  COST OF SALES                                       (29,671)         (25,679)         (16,068)    (71,418)
GROSS PROFIT                                            19,179            7,650            6,024      32,853
Gross Margin                                             39.3%            23.0%            27.3%       31.5%
  SELLING AND ADMINISTRATIVE EXPENSES                  (8,211)          (9,206)          (4,952)    (22,369)
  CORPORATE EXPENSES                                         0                0                0       (582)
OPERATING INCOME                                        10,967          (1,556)            1,071       9,901
-----------------------------------------------------------------------------------------------------------------
Operating Margin                                         22.5%            -4.7%             4.8%        9.5%
EBITDA (1)                                              14,129            2,185            4,012      19,745
Ebitda Margin                                            28.9%             6.6%            18.2%       18.9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                                                 790
  RESULTS FROM AFFILIATED                                                                                 40
  AMORTIZATION OF GOODWILL                                                                           (2,032)
  OTHER INCOME/(EXPENSE)                                                                             (1,086)
  PRICE LEVEL RESTATEMENT (3)                                                                          1,525
NON-OPERATING RESULTS                                                                                  (763)


INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                                9,139

INCOME TAXES                                                                                         (1,462)
MINORITY INTEREST                                                                                        (1)
AMORTIZATION OF NEGATIVE GOODWILL                                                                          0
-----------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                             7,676
Net Margin                                                                                              7.4%
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                                    760.3
EARNINGS PER SHARE                                                                                      10.1
EARNINGS PER ADS                                                                                        60.6
-----------------------------------------------------------------------------------------------------------------





                                               -----------------------------------------------------------------------
                                                                    3/31/2002
                                               -----------------------------------------------------------
                                                Chilean         Brazilian        Argentine   Total (2)         % Ch.
                                               perations       Operations       Operations
-----------------------------------------------------------------------------------------------------------------------

VOLUME TOTAL BEVERAGES (Million UC)                 31.5             35.4             18.9        85.8            2.6%
  Soft Drink                                        26.2             33.8             18.2        78.3            3.1%
  Mineral Water                                      2.9              0.7              0.6         4.2           -6.1%
  Juices                                             2.4              0.2              0.1         2.6            0.4%
  Beer                                                NA              0.7               NA         0.7           -1.8%

NET SALES                                         49,946           40,214           20,942     110,724           -5.8%
  COST OF SALES                                  (29,673)         (28,526)         (14,931)    (72,752)          -1.8%
GROSS PROFIT                                      20,273           11,688            6,011      37,972          -13.5%
Gross Margin                                        40.6%            29.1%            28.7%       34.3%
  SELLING AND ADMINISTRATIVE EXPENSES             (9,403)         (10,974)          (5,855)    (26,233)         -14.7%
  CORPORATE EXPENSES                                   0                0                0        (690)         -15.7%
OPERATING INCOME                                  10,870              714              156      11,050          -10.4%
-----------------------------------------------------------------------------------------------------------------------
Operating Margin                                   21.8%             1.8%             0.7%       10.0%
EBITDA (1)                                       14,013            4,210            3,377      20,909            -5.6%
Ebitda Margin                                      28.1%            10.5%            16.1%       18.9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                                         (187)         -521.6%
  RESULTS FROM AFFILIATED                                                                      12,647           -99.7%
  AMORTIZATION OF GOODWILL                                                                     (1,895)            7.2%
  OTHER INCOME/(EXPENSE)                                                                       (2,320)          -53.2%
  PRICE LEVEL RESTATEMENT (3)                                                                  (1,514)         -200.7%
NON-OPERATING RESULTS                                                                           6,730          -111.3%


INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                        17,780           -48.6%

INCOME TAXES                                                                                   (1,383)            5.7%
MINORITY INTEREST                                                                                  (1)          -17.1%
AMORTIZATION OF NEGATIVE GOODWILL                                                                   0
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                     16,396          -53.2%
Net Margin                                                                                       14.8%
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                             760.3
EARNINGS PER SHARE                                                                               21.6
EARNINGS PER ADS                                                                                129.4          -53.2%
----------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions US$, except per share)

                                                                                   Exch. Rate :       $ 731.56

                                              ----------------------------------------------------------------
                                                                         3/31/2003
                                              ----------------------------------------------------------------
                                                   Chilean         Brazilian        Argentine     Total (2)
                                                 Operations       Operations       Operations
--------------------------------------------------------------------------------------------------------------

VOLUME TOTAL BEVERAGES (Million UC)                  31.1             36.0             20.9        88.0
  Soft Drink                                         25.9             34.4             20.4        80.7
  Mineral Water                                       2.8              0.7              0.4         4.0
  Juices                                              2.4              0.2              0.0         2.6
  Beer                                                 NA              0.7               NA         0.7

NET SALES                                            66.8             45.6             30.2       142.5
  COST OF SALES                                     (40.6)           (35.1)           (22.0)      (97.6)
GROSS PROFIT                                         26.2             10.5              8.2        44.9
Gross Margin                                         39.3%            23.0%            27.3%       31.5%
  SELLING AND ADMINISTRATIVE EXPENSES               (11.2)           (12.6)            (6.8)      (30.6)
  CORPORATE EXPENSES                                  0.0              0.0              0.0        (0.8)
OPERATING INCOME                                     15.0             (2.1)             1.5        13.5
--------------------------------------------------------------------------------------------------------------
Operating Margin                                     22.5%            -4.7%             4.8%        9.5%
EBITDA (1)                                           19.3              3.0              5.5        27.0
Ebitda Margin                                        28.9%             6.6%            18.2%       18.9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                                            1.1
  RESULTS FROM AFFILIATED                                                                           0.1
  AMORTIZATION OF GOODWILL                                                                         (2.8)
  OTHER INCOME/(EXPENSE)                                                                           (1.5)
  PRICE LEVEL RESTATEMENT (3)                                                                       2.1
NON-OPERATING RESULTS                                                                              (1.0)

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                            12.5

INCOME TAXES                                                                                      (2.0)
MINORITY INTEREST                                                                                 (0.0)
AMORTIZATION OF NEGATIVE GOODWILL                                                                   0.0
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                         10.5
Net Margin                                                                                         7.4%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                               760.3
EARNINGS PER SHARE                                                                                 0.01
EARNINGS PER ADS                                                                                   0.08
--------------------------------------------------------------------------------------------------------------


                                             --------------------------------------------------------------------------------
                                                                        3/31/2002
                                             --------------------------------------------------------------------------------
                                                  Chilean         Brazilian        Argentine     Total (2)       % Ch.
                                                Operations       Operations       Operations
-----------------------------------------------------------------------------------------------------------------------------

VOLUME TOTAL BEVERAGES (Million UC)                 31.5             35.4             18.9        85.8            2.6%
  Soft Drink                                        26.2             33.8             18.2        78.3            3.1%
  Mineral Water                                      2.9              0.7              0.6         4.2           -6.1%
  Juices                                             2.4              0.2              0.1         2.6            0.4%
  Beer                                                NA              0.7               NA         0.7           -1.8%

NET SALES                                           68.3             55.0             28.6       151.4           -5.8%
  COST OF SALES                                    (40.6)           (39.0)           (20.4)      (99.4)          -1.8%
GROSS PROFIT                                        27.7             16.0              8.2        51.9          -13.5%
Gross Margin                                        40.6%            29.1%            28.7%       34.3%
  SELLING AND ADMINISTRATIVE EXPENSES              (12.9)           (15.0)            (8.0)      (35.9)         -14.7%
  CORPORATE EXPENSES                                 0.0              0.0              0.0        (0.9)         -15.7%
OPERATING INCOME                                    14.9              1.0              0.2        15.1          -10.4%
-----------------------------------------------------------------------------------------------------------------------
Operating Margin                                    21.8%             1.8%             0.7%       10.0%
EBITDA (1)                                          19.2              5.8              4.6        28.6           -5.6%
Ebitda Margin                                       28.1%            10.5%            16.1%       18.9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                                          (0.3)        -521.6%
  RESULTS FROM AFFILIATED                                                                         17.3          -99.7%
  AMORTIZATION OF GOODWILL                                                                        (2.6)           7.2%
  OTHER INCOME/(EXPENSE)                                                                          (3.2)         -53.2%
  PRICE LEVEL RESTATEMENT (3)                                                                     (2.1)        -200.7%
NON-OPERATING RESULTS                                                                              9.2         -111.3%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                           24.3          -48.6%

INCOME TAXES                                                                                      (1.9)           5.7%
MINORITY INTEREST                                                                                 (0.0)         -17.1%
AMORTIZATION OF NEGATIVE GOODWILL                                                                  0.0
-----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                        22.4          -53.2%
Net Margin                                                                                        14.8%
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE SHARES OUTSTANDING                                                              760.3
EARNINGS PER SHARE                                                                                0.03
EARNINGS PER ADS                                                                                  0.18          -53.2%
-----------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion
Effect to Balance Sheet + Income Statement Accounts.

                           Embotelladora Andina S.A.

                          Consolidated Balance Sheet
               (In million of constant 3/31/2003 Chilean Pesos)

                                       -------------------------------
ASSETS                                   3/31/2003  3/31/2002     %Ch
                                       -------------------------------

Cash + Time deposits + market. Securit.     48,601     49,334   -1.5%
Account receivables (net)                   37,796     53,080  -28.8%
Inventories                                 30,648     15,907   92.7%
Other current assets                        15,488     13,669   13.3%
--------------------------------------------------------------------
Total Current Assets                       132,534    131,989    0.4%



Property, plant and equipment              567,502    540,397    5.0%
Depreciation                             (362,260)  (320,871)   12.9%
----------------------------------------------------------------------
Total Property, Plant, and Equipment       205,242    219,526   -6.5%



Investment in related companies             17,570     33,200  -47.1%
Investment in other companies                  751        699    7.5%
Goodwill                                   113,861    113,777    0.1%
Other long term assets                     212,512    197,608    7.5%
----------------------------------------------------------------------
Total Other Assets                         344,694    345,284   -0.2%

------------------------------------------------------------------------
TOTAL ASSETS                               682,470    696,799   -2.1%
------------------------------------------------------------------------

                                              -----------------------------
LIABILITIES & SHAREHOLDERS' EQUITY              3/31/2003  3/31/2002     %Ch
                                              -----------------------------

Short term bank liabilities                            11          1  866.3%
Current portion of long term bank liabilities       3,514     10,876  -67.7%
Current portion of bonds payable                   12,616      3,592  251.2%
Trade accounts payable and notes payable           44,741     33,062   35.3%

Other liabilities                                  25,872     21,892   18.2%
-----------------------------------------------------------------------------

Total Current Liabilities                          86,754     69,423   25.0%

Long term bank liabilities                         60,869     57,180    6.5%

Bonds payable                                     134,646    149,062   -9.7%
Other long term liabilities                        19,177     19,304   -0.7%
-----------------------------------------------------------------------------

Total Long Term Liabilities                       214,692    225,546   -4.8%

Minority interest                                      51         48    5.3%

Stockholders' Equity                              380,973    401,781   -5.2%

---------------------------------------------------------------------------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY          682,470    696,799   -2.1%
---------------------------------------------------------------------------

                             Financial Highlights
               (In million of constant 3/31/2003 Chilean Pesos)


                                 Accumulated
                            -----------------------                                                      ---------------------
ADDITIONS TO FIXED ASSETS     3/31/2003  3/31/2002           DEBT RATIOS                                   3/31/2003  3/31/2002
                            -----------------------                                                      ---------------------

Chile                             5,353      3,558           Financial Debt / Total Capitalization          0.36         0.35
Brazil                            1,482      1,962           Financial Debt / EBITDA* L12M                  2.63         2.46
Argentina                           422        419           EBITDA* L12M / Interest Expense L12M           6.13         5.18
---------------------------------------------------          ---------------------------------------------------------------
                                  7,257      5,939           *: Includes financial income
                                                             L12M: Last twelve months

* As March 31, 2003, the company's net cash position reached US$ 53 million.
Total debt amounted to US$ 289 million. Total Cash amounted to US$ 342 million, which includes cash investments accounted for under
Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Local GAAP

                                             Beverage Operations
                                                 (Local Gaap)

----------------------------------------------------------------------------------------------------------------------------------
                                                           3/31/2003                               3/31/2002
                                        ------------------------------------------------------------------------------------------
                                         Chile (MCh$)     Brazil (MR$)      Argentina         Chile       Brazil (MR$)   Argentina
                                                                              (MA$)          (MCh$)                        (MA$)
                                        ------------------------------------------------------------------------------------------

TOTAL BEVERAGES VOLUME (Million UC)           31.1            36.0             20.9           31.5            35.4            18.9
  Soft Drink                                  25.9            34.4             20.4           26.2            33.8            18.2
  Mineral Water                                2.8             0.7              0.4            2.9             0.7             0.6
  Juices                                       2.4             0.2              0.0            2.4             0.2             0.1
  Beer                                          NA             0.7               NA             NA             0.7              NA

NET SALES SOFT DRINKS                       40,958           149.0             76.4         42,154           148.2            66.6
NET SALES OTHER                              7,834            12.8              1.0          7,817            12.0             1.2
NET SALES TOTAL                             48,792           161.8             77.5         49,971           160.2            67.8
  COST OF SALES                            (29,724)         (116.3)           (49.2)       (29,688)         (113.5)          (44.4)
GROSS PROFIT                                19,068            45.4             28.3         20,283            46.7            23.4
Gross Margin                                  39.1%           28.1%            36.5%          40.6%           29.2%           34.5%
  SELLING AND ADMINISTRATIVE EXPENSES       (7,957)          (42.1)           (18.6)        (9,290)          (37.6)          (17.2)

OPERATING INCOME                            11,111             3.3              9.7         10,993             9.2             6.2
-----------------------------------------------------------------------------------------------------------------------------------
Operating Margin                              22.8%            2.1%            12.5%          22.0%            5.7%            9.1%
EBITDA (1)                                  14,240            10.0             13.3         14,118            16.2            10.7
Ebitda Margin                                 29.2%            6.2%            17.2%          28.3%           10.1%           15.8%
-----------------------------------------------------------------------------------------------------------------------------------

(1) EBITDA: Operating Income + Depreciation

MCh$:  Million Nominal Chilean pesos of each period
MR$:    Million Nominal Brazilian Reais
MA$:    Million nominal Argentine pesos
Chile results do not consider corporate expenses

                                MATERIAL EVENT


CORPORATE NAME          :     EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY           :     00124

TAXPAYER I.D.                 :     91.144.000-8

----------------------------------------------------------------------

The following Material Event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1.B.3 of General Rule No. 30 and in Circular N(degree) 660 of the Superintendency of Securities and Insurance:

The following was resolved at a Regular General Shareholders Meeting of Embotelladora Andina S.A., held April 15, 2003 (hereinafter the "Meeting"):

1. The distribution of the following amounts as final dividend N(degree). 135, on account of the fiscal year ending December 31, 2002:

      a) $4.80 (four pesos and eighty centavos) per Series A share; and

      b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

      This dividend will be available to shareholders beginning April 30, 2003. Regarding payment of this dividend, the Shareholders Registry will close April 24, 2003.

2. The distribution of an additional dividend on account of retained earnings:

      a) $45.00 (forty-five pesos) per Series A share; and

      b) $49.50 (forty-nine pesos and fifty centavos) per Series B share.

      This dividend will be available to shareholders beginning May 15, 2003. Regarding payment of this dividend, the Shareholders Registry will close May 9, 2003.

3. Mr. Jose Antonio Garces Silva, Sr., was appointed Chairman and Mr. Alberto Hurtado Fuenzalida was appointed Vice-Chairman of the Company's Board of Directors at the special board meeting held right after the aforesaid Shareholders Meeting.

Santiago, April 16, 2003



Pedro Pellegrini Ripamonti
Chief Legal Officer
Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                   EMBOTELLADORA ANDINA S.A.

                                   By: /s/ Osvaldo Garay
                                       -----------------------
                                       Osvaldo Garay
                                       Chief Financial Officer


Dated:  May 20, 2003